UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
SOLUTIA, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
834376501

(CUSIP Number)
February 28, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

CUSIP No.	834376501

1	NAMES OF REPORTING PERSONS. Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,700,565

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,700,565

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,700,565

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	834376501

1	NAMES OF REPORTING PERSONS. Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,700,565

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,700,565

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,700,565

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

CUSIP No.	834376501

1	NAMES OF REPORTING PERSONS. James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,700,565

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,700,565

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,700,565

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

Item 1.
     (a) Name of Issuer
          SOLUTIA, INC. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
          575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760
Item 2.
     (a) Name of Person Filing
          The name of each person filing this statement is stated in Item 1 on the cover page(s) hereto. The principal business of Highland Capital Management, L.P. (“Highland Capital”), a registered investment adviser, is serving as investment adviser and/or manager to other persons, including Highland Crusader Offshore Partners, L.P. (“Crusader Offshore”), Highland Credit Strategies Master Fund, L.P. (“Credit Strategies”), Highland Credit Opportunities CDO, L.P. (“Credit Opportunities”) and Highland Crusader Holding Corporation (“Crusader Holding”). Highland Capital may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Crusader Offshore, Credit Strategies, Credit Opportunities and Crusader Holding. Strand Advisers, Inc. (“Strand”) is denominated, and functions, as the general partner of Highland Capital, and may be deemed to control Highland Capital and beneficially own securities owned by Highland Capital. The principal business of Strand is serving as the general partner of Highland Capital. James D. Dondero is the President and a director of, and may be deemed to control Strand and beneficially own securities owned by Strand. The present principal occupation of Mr. Dondero is serving as the President and a director of Highland Capital.
          Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     (b) Address of Principal Business Office or, if none, Residence
          The address of the principal office or business address of each reporting person is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) Citizenship
          See Item 4 on the cover page(s) hereto.
     (d) Title of Class of Securities
          Common Stock, par value $0.01 per share
     (e) CUSIP Number
          834376501

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 3 is not applicable to the reporting persons.
Item 4. Ownership.
    (a) Amount beneficially owned:
          See Item 9 on the cover page(s) hereto.
    (b) Percent of class:
          See Item 11 on the cover page(s) hereto.
    (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:
          See Item 5 on the cover page(s) hereto.
          (ii) Shared power to vote or to direct the vote:
          See Item 6 on the cover page(s) hereto.
          (iii) Sole power to dispose or to direct the disposition of:

          See Item 7 on the cover page(s) hereto.
          (iv) Shared power to dispose or to direct the disposition of:
          See Item 8 on the cover page(s) hereto.
Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Highland Capital serves as an investment adviser and/or manager to other persons, including Crusader Offshore, Credit Strategies, Credit Opportunities and Crusader Holding. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including Crusader Offshore, Credit Strategies, Credit Opportunities and Crusader Holding. The other persons, including Crusader Offshore, Credit Strategies, Credit Opportunities and Crusader Holding, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Each reporting person may be deemed to be a member of a group with respect to the Issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Item 9. Notice of Dissolution of Group
          Not Applicable. See Item 8 above.
Item 10. Certifications
     (a) Not Applicable

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2008	Highland Capital Management, L.P.

	By:	Strand Advisors, Inc., its general partner

		By:	/s/ James D. Dondero Name: James D. Dondero
Title: President

Strand Advisors, Inc.

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

James D. Dondero

/s/ James D. Dondero

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement